Exhibit 99.1

ANGKASA-X HOLDINGS CORP.

Interim consolidated financial statements

For the six months ended June 30, 2025 and 2024

(Unaudited)

PART I — FINANCIAL INFORMATION

ITEM 1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

ANGKASA-X HOLDINGS CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

As of June 30, 2025 (Unaudited) and December 31, 2024 (Audited)

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Trade receivables	$-	$7,625
Other receivables, deposits and prepayments	$68,194	$22,872
Cash and cash equivalents	$61,889	$50,388
Total current assets	$130,083	$80,885

NON-CURRENT ASSETS:
Plant and equipment, net	$1,063,423	$1,120,743
Right-of-use assets, net	$454,826	$415,003
Total non-current assets	$1,518,249	$1,535,746

TOTAL ASSETS	$1,648,332	$1,616,631

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$-	$804
Amount owing to directors	$1,319,190	$1,259,875
Accrued expenses and other payables	$2,111,741	$1,845,152
Share subscriptions received in advance	$222,222	$638,453
Amount due to related party	$403,500	$403,500
Lease liabilities	$21,585	$19,572
Provision for taxation	$32	$31
Total current liabilities	$4,078,270	$4,167,387

NON-CURRENT LIABILITIES:
Lease liabilities	$566,627	$504,934
Total non-current liabilities	$566,627	$504,934

TOTAL LIABILITIES	$4,644,897	$4,672,321

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Share capital;
Common Shares, $0.0001 par value, 100,000,000,000 shares authorized, 229,953,989 and 229,000,001 shares issued and outstanding as of June 30, 2025 and Dec 31, 2024 respectively	$22,995	$22,900
Additional paid-in capital	$1,185,773	$315,213
Irredeemable convertible preference shares	$973,092	$973,092
Merger reserve	$(1,726)	$(1,726)
Comprehensive loss	$(242,539)	$(91,503)
Accumulated losses	$(4,904,526)	$(4,261,240)
Non-controlling interest	$(29,634)	$(12,426)
Total stockholders’ equity	$(2,996,565)	$(3,055,690)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,648,332	$1,616,631

The accompanying notes are an integral part of these consolidated financial statements.

F-1

ANGKASA-X HOLDINGS CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2025 and 2024 (Unaudited)

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	(Unaudited)	(Unaudited)
Revenue	$40,560	$54,413
Cost of revenue	$(11,538)	$(1,888)
Gross Profit	$29,022	$52,525

Other income
Realised gain from foreign exchange	$49,558	$-
Other income	$6	$105,983
Total other income	$49,564	$105,983

Operating expenses:
Selling and distribution expenses	$(328)	$(4,892)
General and administrative expenses	$(720,395)	$(635,107)
Realised loss from foreign exchange	$(155)	$(10,751)
Total operating expenses	$(720,878)	$(650,750)

Loss from operations	$(642,292)	$(492,242)

Finance cost	$(16,818)	$(14,867)

Loss before income tax expense	$(659,110)	$(507,109)

Income tax expense	$-	$-

Net loss for the period	$(659,110)	$(507,109)

Other comprehensive (loss)/income
- Foreign exchange translation adjustment	$(152,420)	$28,784

Total comprehensive loss for the period	$(811,530)	$(478,325)

Net loss for the period attributable to:
Owners of the Company	$(643,286)	$(500,453)
Non-controlling interests	$(15,824)	$(6,656)
	$(659,110)	$(507,109)
Total comprehensive loss for the period attributable to:
Owners of the Company	$(794,322)	$(470,983)
Non-controlling interests	$(17,208)	$(7,342)
	$(811,530)	$(478,325)

Weighted average number of common shares outstanding – basic and diluted	229,953,989	229,000,001

Net loss per common share - basic and diluted	(0.0029)	(0.0022)

The accompanying notes are an integral part of these consolidated financial statements.

F-2

ANGKASA-X HOLDINGS CORP.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

For the six months ended June 30, 2025 and 2024 (Unaudited)

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	ORDINARY SHARES		IRREDEEMABLE CONVERTIBLE PREFERENCE SHARES		ADDITIONAL	ACCUMULATED OTHER COMPREHENSIVE LOSS			NON-	TOTAL
	Number of shares	Amount	Number of shares	Amount	PAID-IN CAPITAL	TRANSLATION RESERVE	MERGER RESERVE	ACCUMULATED LOSSES	CONTROLLING INTEREST	STOCKHOLDERS’ EQUITY
Balance at January 1, 2024	229,000,001	$22,900	2,124,058	$973,092	$315,213	$(44,149)	$(1,726)	$(3,153,565)	$24,713	$(1,863,522)
Net loss	-	$-	-	$-	$-	$-	$-	$(500,453)	$(6,656)	$(507,109)
Foreign exchange translation adjustment	-	$-	-	$-	$-	$29,471	$-	$-	$(687)	$28,784
Balance at June 30, 2024 (Unaudited)	229,000,001	$22,900	2,124,058	$973,092	$315,213	$(14,678)	$(1,726)	$(3,654,018)	$17,370	$(2,341,847)

Balance at January 1, 2025	229,000,001	$22,900	2,124,058	$973,092	$315,213	$(91,503)	$(1,726)	$(4,261,240)	$(12,426)	$(3,055,690)
Common shares sold in private placement	953,988	$95	-	$-	$870,560	$-	$-	$-	$-	$870,655
Net loss	-	$-	-	$-	$-	$-	$-	$(643,286)	$(15,824)	$(659,110)
Foreign exchange translation adjustment	-	$-	-	$-	$-	$(151,036)	$-	$-	$(1,384)	$(152,420)
Balance at June 30, 2025 (Unaudited)	229,953,989	$22,995	2,124,058	$973,092	$1,185,773	$(242,539)	$(1,726)	$(4,904,526)	$(29,634)	$(2,996,565)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

ANGKASA-X HOLDINGS CORP.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended June 30, 2025 and 2024 (Unaudited)

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss for the year	$(659,110)	$(507,109)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation for plant and equipment	$110,009	$101,778
Amortisation of right-of-use asset	$18,091	$17,190
Finance cost	$16,818	$14,867
Plant and equipment written off	$12,446	$-
Foreign exchange loss	$(210,074)	$63,933
Changes in operating assets and liabilities:
Trade receivables	$7,625	$(13,776)
Other receivables, deposits and prepayments	$(45,322)	$4,415
Trade payables	$(804)	$(505)
Accrued expenses and other payables	$266,589	$(13,973)
Operating lease liabilities	$(18,507)	$(16,813)
Amount owing to directors	$59,316	$278,248
Net cash used in operating activities	$(442,923)	$(71,745)

Cash flows from investing activities:
Net cash used in investing activities	$-	$-

Cash flows from financing activities:
Proceeds from share subscriptions received in advance	$454,424	$316,497
Net cash generated from financing activities	$454,424	$316,497

Effect of foreign exchange translation	$-	$-

Net increase in cash and cash equivalents	$11,501	$244,752

Cash and cash equivalents, beginning of the period	$50,388	$49,883

Cash and cash equivalents, end of the period	$61,889	$294,635

The accompanying notes are an integral part of these consolidated financial statements.

F-4

ANGKASA-X HOLDINGS CORP.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Description of Business

Angkasa-X Holdings Corp. (“Angkasa-X”) is a BVI company incorporated on January 22, 2021, and conduct our business in Malaysia through our subsidiaries AngkasaX Sdn. Bhd.

On January 27, 2021, our Company has acquired Angkasa-X Holdings Corp., a company incorporated in Labuan, Malaysia. In consideration of the equity interests of Angkasa-X Holdings Corp., our Chief Executive Officer, Dr. Seah Kok Wah was compensated $100.

On March 23, 2021, our company through its subsidiaries in Labuan, Angkasa-X Holdings Corp., acquired AngkasaX Sdn. Bhd., a private limited company incorporated in Malaysia. In consideration of the equity interests of AngkasaX Sdn. Bhd., our Chief Executive Officer, Dr. Seah Kok Wah was compensated MYR 100.

On September 30, 2021, we invested into AXSpace Sdn. Bhd., a private limited company incorporated in Malaysia, through our Malaysia subsidiary, AngkasaX Sdn. Bhd. with Silkwave Asia Sdn. Bhd. AngkasaX Sdn. Bhd. owns 50% equity interest in AXSpace Sdn. Bhd.

On November 8, 2021, we invested into AngkasaX Global Sdn. Bhd., a private limited company incorporated in Malaysia, through our Labuan subsidiary, Angkasa-X Holdings Corp. with B-Global Sdn. Bhd. Angkasa-X Holdings Corp. owns 51% equity interest in AngkasaX Global Sdn. Bhd.

On December 29, 2021, our Company through its subsidiary in Labuan, Angkasa-X Holdings Corp., invested MYR260,205 and subscribed to 260,205 shares in Mercu Tekun Sdn. Bhd., a private limited company incorporated in Malaysia., representing 51% of the total issued shares of Mercu Tekun Sdn. Bhd.

Variable Interest Entity (“VIE”)

AngkasaX Innovation Sdn. Bhd. (“AXI”) was incorporated in Malaysia on March 3, 2021. AXI’s principal activities are research and development and satellite Intellectual Property development. Our founders, Dr. Seah Kok Wah and Dr. Lim Kin Wan, are the two shareholders and directors of AXI. Our Labuan subsidiary, Angkasa-X Holdings Corp. controls AXI through a series of contractual arrangements (the “VIE Agreements”). The VIE agreements include (i) an Exclusive Business Cooperation Agreement, (ii) a Loan Agreement, (iii) a Share Pledge Agreement, (iv) a Power of Attorney and (v) an Exclusive Option Agreement with the shareholder of AXI.

Set forth below is a more detailed description of each of the VIE agreements.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement, Angkasa-X Holdings Corp. serves as the exclusive provider of information technology consulting services, management software development, computer hardware and software research, development and sales to AngkasaX Innovation Sdn. Bhd.. In consideration of such services, AngkasaX Innovation Sdn. Bhd. has agreed to pay a service fee to Angkasa-X Holdings Corp., which is based on the time of services rendered multiplied by the corresponding rate, plus amount of the services fees or ratio decided by the board of directors of Angkasa-X Holdings Corp.. The Agreement has a term of 10 years but may be extended Angkasa-X Holdings Corp. in its discretion.

Loan Agreement

Pursuant to the Loan Agreement, Angkasa-X Holdings Corp. granted interest-free loans to the shareholders of the AngkasaX Innovation Sdn. Bhd. for the sole purpose of increasing the registered capital of the AngkasaX Innovation Sdn. Bhd.. These loans are eliminated with the capital of AngkasaX Innovation Sdn. Bhd. during consolidation.

F-5

Share Pledge Agreement

Pursuant to the Share Pledge Agreement, the shareholders of AngkasaX Innovation Sdn. Bhd.. pledged to Angkasa-X Holdings Corp. a first security interest in all of their equity interests in AngkasaX Innovation Sdn. Bhd. to secure AngkasaX Innovation Sdn. Bhd.’s timely and complete payment and performance of its obligations under the Exclusive Business Cooperation Agreement. During the term of the Share Pledge Agreement, the pledgors agreed, among other things, not to transfer, place or permit the existence of any security interest or other encumbrance on their interest in AngkasaX Innovation Sdn. Bhd. without the prior written consent of Angkasa-X Holdings Corp.. The pledge shall remain in effect until 10 years or such extended term by Angkasa-X Holdings Corp as per the Exclusive Business Cooperation Agreement or upon the obligations under the principle agreement have been fulfilled, whichever is later. However, upon the full payment of the consulting and service fees under the Exclusive Business Cooperation Agreement and upon the termination of AngkasaX Innovation Sdn. Bhd.’s obligations under the Exclusive Business Cooperation Agreement, the Share Pledge Agreement shall be terminated and Angkasa-X Holdings Corp. shall terminate this agreement as soon as reasonably practicable.

Power of Attorney

Pursuant to the Power of Attorney, Dr. Seah Kok Wah and Dr. Lim Kin Wan, as the shareholders of AngkasaX Innovation Sdn. Bhd., granted to the Angkasa-X Holdings Corp.the right to (i) attend shareholders meetings of AngkasaX Innovation Sdn. Bhd. (ii) exercise all shareholder rights (including voting rights) with respect to such equity interests in AngkasaX Innovation Sdn. Bhd. and (iii) designate and appoint on behalf of such shareholders the legal representative, directors, supervisors, and other senior management members of AngkasaX Innovation Sdn. Bhd... The Power of Attorney is irrevocable and is continuously valid from the date of execution of such Power of Attorney, so long as such persons remain shareholders of AngkasaX Innovation Sdn. Bhd.

Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement, the shareholders of AngkasaX Innovation Sdn. Bhd. granted Angkasa-X Holdings Corp.an irrevocable and exclusive right and option to purchase up to 49% of their equity interests in AngkasaX Innovation Sdn. Bhd.. The purchase price shall be equal to the capital paid in by the shareholders, adjusted pro rata for the purchase of less than all of the equity interests. The Agreement is effective for a term of 10 years, and may be renewed at Angkasa-X Holdings Corp.’s election.

Note 2 - Summary of Significant Accounting Policies

Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The consolidated financial statements of the Company include the financial statements of the Company, its subsidiaries and VIE in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continues to be consolidated until the date that such control ceases. Subsidiary company is consolidated using the merger method of accounting as the business combination of this subsidiary company involved an entity under common control. All intercompany balances and transactions between the Company and its subsidiaries have been eliminated in consolidation.

Below is the organization chart of the Group.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Foreign currency translation and transactions

The Company uses United States dollars (“$”) as reporting currency. The functional currency of company’s subsidiary incorporated in Labuan is maintained in United States dollars (“$”). In addition, VIE and subsidiaries incorporated in Malaysia are maintained in their local currencies which are Malaysia Ringgit (“MYR”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates.

Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income, net in the consolidated statements of income and comprehensive income.

F-6

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

The following table outlines the currency exchange rates that were used for the respective periods:

	As of and for the period ended June 30, 2025	As of and for the period ended June 30, 2024
Year/Period-end MYR:US$1 exchange rate	4.2125	4.7195
Year/Period-average MYR:US$1 exchange rate	4.3781	4.7271
Year/Period-end MYR:HKD$1 exchange rate	0.5366	0.6045
Year/Period-average MYR:HKD$1 exchange rate	0.5619	0.6046
Year/Period-end MYR:SGD$1 exchange rate	3.3044	3.4744
Year/Period-average MYR:SGD$1 exchange rate	3.3068	3.5105
Year/Period-end MYR:CNY$1 exchange rate	0.5879	0.6493
Year/Period-average MYR:CNY$1 exchange rate	0.6034	0.6552

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended June 30, 2025 and 2024 the Company incurred a net loss of $659,110 and $507,109 and had an accumulated losses of $4,904,526 and $4,261,240 for period ended June 30, 2025 and December 31, 2024 respectively. As of June 30, 2025, the Company had shareholders’ deficit of $2,996,565 and negative cash flow from operating activities of $442,923 which raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon improving its profitability and the continuing financial support from its shareholders. Management believes the existing shareholders or external financing will provide the additional cash to meet the Company’s obligations as they become due. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, deposits with licensed banks, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value, net of bank overdrafts and pledged deposits, if any.

Accounts Receivable

The Company measures expected credit losses on its trade receivables in accordance with ASC 326, “Financial Instruments—Credit Losses.” Management evaluates expected credit losses using a combination of historical collection experience, current customer financial conditions, macroeconomic trends, industry-specific factors, and reasonable and supportable forward-looking information. Because the Company’s trade receivables are short-term and all balances are current, the expected credit loss calculation results in an immaterial allowance. Accordingly, the Company has not recorded an allowance for credit losses as of the reporting date.

Expected credit losses are estimated by applying adjusted loss rates to receivables by aging category. Loss rates are derived from historical experience and updated for current conditions and forward-looking expectations. Management believes that the carrying amount of accounts receivable approximates their fair value due to their short maturities.

Property, Plant and Equipment (PPE)

Property, plant and equipment, consist of office equipment and computer software, is recorded at cost reduced by accumulated depreciation and impairment, if any. Depreciation expense is recognized over the assets’ estimated useful lives of five years using the straight-line method. Major additions and improvements are capitalized as additions to the property, plant and equipment accounts, while replacements, maintenance and repairs that do not improve or extend the life of the respective assets, are expensed as incurred. Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

F-7

Right-of-Use (ROU)

For all leases at the lease commencement date, a right-of-use asset and a lease liability are recognized. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. Right-of-use assets depreciates on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Lease

A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’.

Lease liability is measured at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Goodwill is not being amortized but is reviewed at least annually for impairment and whenever events or changes in circumstances indicate that the value of the asset may be impaired. In the evaluation of goodwill impairment, the Company performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to a two-step process to test goodwill for impairment including comparing the fair value of the reporting unit to its carrying value (including attributable goodwill). Fair value for the reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations may include both internal and third-party valuations.

Fair Value Measurement

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value. The three tiers are defined as follows:

●	Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

●	Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The Company’s financial instruments, including cash, accounts receivable, prepaid expense and other current assets, accounts payable and accrued liabilities, and loans payable, are carried at historical cost. At December 31, 2022 and December 31, 2021, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

F-8

Non-controlling interests

For the Company’s subsidiaries majority-owned by the Company, non-controlling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, as issued by the Financial Accounting Standards Board (“FASB”). ASC 606 provides a five-step model for recognizing revenue, which requires management to exercise judgment in evaluating the terms and conditions of each contract. The five steps are:

(1)	Identify the contract(s) or agreement(s) with a customer;
(2)	Identify the performance obligations in the contract or agreement;
(3)	Determine the transaction price;
(4)	Allocate the transaction price to the performance obligations in the contract or agreement; and
(5)	Recognize revenue when (or as) each performance obligation is satisfied.

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Under Topic 606, the Company records revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable.

For service contracts, including project management, engineering consultancy, and installation services, the Company identifies each service component as a distinct performance obligation. Revenue is recognized upon completion of the performance obligation, which is typically when the service has been fully rendered, and collectability of the consideration is probable. Revenue and related costs are deferred until the performance obligation is satisfied. Deferred costs are recorded as “Deferred Costs of Revenue,” and payments received in advance of completion are recorded as “Deferred Revenue.”

Management evaluates each contract on an ongoing basis for potential losses and, where applicable, recognizes a liability if total estimated costs are expected to exceed total estimated revenue.

Satellite-as-a-Service

Revenue from Satellite-as-a-Service offerings is recognized at a point in time, when the performance obligation is satisfied. Revenue is recognized when the services have been rendered and the deliverables are transferred to the customer, either electronically or physically, and the customer has accepted the deliverables, and it is probable that the Company will collect the consideration to which it is entitled in exchange for the services provided. Revenue is recorded net of any applicable discounts.

Cost of Revenue

The cost of revenue includes all direct costs incurred in the generation of revenue, which comprises:

(1)	Cost of service revenue - This primarily consists of employee compensation related to the provision of services.
(2)	Cost of installation work – This primarily includes materials, supplies, and service provider fees directly attributable to installation activities

The cost of revenue is recognized in the same period in which the associated revenue is recognized, in accordance with ASC 606.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average common shares outstanding during the periods. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average common shares outstanding during the period adjusted for the effect of dilutive common share equivalent (computed using the treasury stock or if converted method).

Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC Topic 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company also adopted ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires disaggregated information about the reporting entity’s effective tax rate reconciliation as well as information on income taxes paid.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

Related Parties

The Company follows ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions and balances.

F-9

Segment Reporting

The Company follows the guidance of ASC 280, “Segment Reporting”, which establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about services categories, business segments and major customers in financial statements. For the year ended December 31, 2024, the Company has five reportable segments based on business unit, Satellite Earth Observation, Satellite Ground Station Turnkey Services, Research & Development Center, Startup In Development and Holding Company, and two reportable segments based on country, Malaysia and Non-Malaysia. The Company also adopted ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40), Disaggregation of Income Statement Expenses, which requires disclosure of disaggregation of certain relevant expenses included in the consolidated statements of operations on an annual and interim basis. The updated standard will be effective for annual periods beginning in fiscal 2027. The Company is currently evaluating the impact of this ASU may have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted.

In April 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments clarify and refine the application of the current expected credit loss (“CECL”) model to short-term trade receivables and contract assets arising from revenue transactions under Topic 606. Among other changes, the ASU provides updated guidance on the consideration of historical loss information, the use of reasonable and supportable forecasts, and the presentation and disclosure requirements for credit loss estimates specific to these financial assets. ASU 2025-05 is effective for the Company for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

Note–3 - Business Combination

On December 29, 2021, Angkasa-X Holdings Corp. purchased 51% equity interest in Mercu Tekun (the “Mercu Tekun Shares”), a company provides turnkey services, provision of design and consultancy services of network topology for satellite transmissions infrastructure and interconnectivity platform and configuration and commissioning services of network equipment and radio transmission platform. The purchase price paid by for the Mercu Tekun Shares consisted of cash. The cash consideration paid was the aggregate amount of $62,241 (the “Acquisition”). The purpose of the Acquisition was to acquire the Mercu Tekun’s market position and expand services offering.

The Acquisition is accounted for under the acquisition method of accounting for business combination, the total purchase price is allocated to tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values on December 28, 2021 with the excess recorded as goodwill. The carrying amount of accounts receivable approximates fair value due to the short-term nature, all the accounts receivable was expected to be collected after the Acquisition. Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible net assets from purchased of Mercu Tekun’s business and is not deductible for tax purposes.

Note 4 – Trade Receivables

Trade receivables as of June 30, 2025 and December 31, 2024 are summarized as below:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Provision of services	$-	$7,625
Total trade receivables	$-	$7,625

Note 5 – Other Receivables, Deposits and Prepayments

Other receivables, deposits and prepayments consisted of the following as of June 30, 2025 and December 31, 2024.

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Other receivables	$-	$804
Deposits	$11,313	$10,648
Prepayments	$56,881	$11,420
Total other receivables, deposits and prepayments	$68,194	$22,872

As of June 30, 2025 and December 31, 2024, the amount of $68,194 and $22,872 respectively on other receivables, deposits and prepayments are receivables for non-related party transactions and outstanding balances.

F-10

Note 6 – Cash and Cash Equivalents

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Cash and bank balances	$61,889	$50,388
Total cash and cash equivalents	$61,889	$50,388

As of June 30, 2025 and December 31, 2024, the Company recorded cash and cash equivalents of $61,889 and $50,388 respectively which consists of cash on hand and bank balances.

Note 7 – Plant and Equipment

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Office equipment	$20,405	$19,895
Software	$71,062	$69,298
Furniture and fittings	$21,736	$21,187
Renovation	$21,300	$20,761
Space component	$911,486	$888,458
Ground component	$36,596	$35,671
Ground component under construction	$407,639	$397,341
	$1,490,224	$1,452,611
Less: Accumulated depreciation and amortization	$(479,489)	$(361,098)
Less: Written off	(12,446)	-
Foreign exchange translation	$65,134	$29,230
Total	$1,063,423	$1,120,743

As of June 30, 2025 and December 31, 2024, the depreciation and amortization expense, classified as operating expenses, were $110,009 and $210,580 respectively. During the six-month period ended June 30, 2025, the Company wrote off certain renovation and ground component with a carrying amount of USD12,446. The write-off was recognized because these assets were not generating the expected economic benefits and had been idled from use.

F-11

Note 8 – Amount Owing to Directors

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Amount owing to directors	$1,319,190	$1,259,875
Total amount owing to directors	$1,319,190	$1,259,875

The amount owing to directors are unsecured, interest-free and repayable on demand.

Note 9 – Amount Due From/(To) Related Parties

Related party balance consisted of the following as of June 30, 2025 and December 31, 2024.

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Amount due from related parties (i)	$-	$24,880
Provision of expected credit loss (i)	$-	$(24,880)
Amount due to related party (ii)	$(403,500)	$(403,500)
Total amount due to related parties	$(403,500)	$(403,500)

(i)	As of December 31, 2024, the Company had a total amount due from related parties of $24,880, which represents non-trade receivables from the following entities: See Unicorn Ventures Limited ($12,750), Angkasa-X (L) Foundation ($8,450), Angkasa-X Holdings Limited (Hong Kong) ($1,480), and Angkasa-X Holdings Corp. (United States) ($2,200). These entities are considered related parties due to the presence of a common director, Dato’ Dr. Kok Wah Seah. The outstanding balances relate to secretarial expenses paid by the Company on behalf of these entities. The total outstanding balance has been fully impaired as of December 31, 2024, in view of the uncertainty surrounding the recoverability of these amounts.

(ii)	As of June 30, 2025, the amount due to related party of $403,500 being loan from the Company’s shareholder, See Unicorn Ventures Limited. See Unicorn Ventures Limited has undertaken that any withdrawal or recall of the amount extended to the Company, if any, will not be made to the extent that such action would affect the Company’s ability to continue as a going concern.

Note 10 – Accrued Expenses and Other Payables

Accrued expenses and other payables as of June 30, 2025 and December 31, 2024 consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Accrued expenses	$1,462,492	$1,220,901
Other payables	$649,249	$624,251
Total accrued expenses and other payables	$2,111,741	$1,845,152

All short term payables are measured at undiscounted amounts because the effect of discounting is immaterial. The accrued expenses included an amount of $953,859 and $761,129 pertaining to directors’ remuneration as of June 30, 2025 and December 31, 2024, respectively.

F-12

Note 11 – Lease Right-Of-Use Assets and Lease Liabilities

As of June 30, 2025, the company has four separate operating lease agreements for three office space in Malaysia with a term of three years, and one operating land lease in Malaysia (USM Penang) with a term of 20 years. The company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make the lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payment made and excludes lease incentives.

The components of operating lease cost and supplemental cash flow information related to leases are as follows:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Lease costs
Operating leases - rental expenses	$18,507	$34,772
Operating leases - rental payment	$11,655	$21,646

Other information
Cash paid for amounts included in the measurement of lease liabilities	$18,507	$34,772
Weighted average remaining lease term – operating leases (in years)	15.83	16.87
Weighted average discount rate – operating leases	6.35 – 6.85%	6.35 – 6.85%

The supplemental balance sheet information related to lease is as follows:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Non – current assets
Right-of-use assets, net (i)	$454,826	$415,003

Current liabilities
Operating lease liabilities	$21,585	$19,572

Non - Current liabilities
Operating lease liabilities	$566,627	$504,934

(i)	Operating lease right-of-use assets are measured at a cost of $575,013 and $510,430 and less accumulated amortization of $120,187 and $95,427 as of June 30, 2025 and December 31, 2024, respectively.

As of June 30, 2025, operating lease right of use asset as follow:

As of June 30, 2025
(Unaudited)
Balance as of January 1, 2024	$408,699
Additions	$31,378
Remeasurement	$-
Less: Amortization during the year	$(35,576)
Foreign translation differences	$10,502
Balance as of December 31, 2024	$415,003
Additions	$31,478
Remeasurement	$-
Less: Amortization during the period	$(18,091)
Foreign translation differences	$26,436
Balance as of June 30, 2025	$454,826

As of June 30, 2025, operating lease liability as follow:

As of June 30, 2025
(Unaudited)
Balance as of January 1, 2024	$484,104
Add: Finance cost	$30,666
Add: Additions	$31,378
Less: Repayment of lease liabilities	$(34,772)
Remeasurement	$-
Foreign translation differences	$13,130
Balance as of December 31, 2024	$524,506
Add: Finance cost	$16,818
Add: Additions	$31,478
Less: Repayment of lease liabilities	$(18,507)
Remeasurement	$-
Foreign translation differences	$33,917
Balance as of June 30, 2024	$588,212

F-13

Note 12 – Shareholders’ Equity

(A) Ordinary Shares

From the inception date January 22, 2021 to December 31, 2021, 228,000,001 Ordinary Shares was issued to 7 stockholders at a price of $0.0001 per share for gross proceeds of $22,800.

(B) Private Placement

On February 6, 2021, the board of the Company approved that the Company is offering to sell up to 1,000,000 of Ordinary Shares at a price of $0.25 per Share (“Private Placement), The Private Placement is being made directly by the Company without the use of broker, dealer, underwriter or other intermediary, only to investors approved by the Company.

On June 30, 2021, the Company completed the closing of the Private Placement pursuant to which the Company totally sold 1,000,000 units, each such unit consisting of 1 share of Ordinary Share, at $0.25 per share for gross proceeds of $250,000.

(C) Irredeemable Convertible Preference Share (“ICPS”)

The board of directors is empowered to designate and issue from time to time one or more classes or series of preference shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. The Company, on January 28, 2022, through its subsidiary – AngkasaX Innovation Sdn Bhd had issued several tranches of preference share amounting to USD243,793 for 562,650 units at $0.4333 per share, USD438,302 for 919,558 at $0.4766 per share, USD288,852 for 636,300 at $0.4540 per share and USD2,145 for 4,650 units at $0.4613 per share respectively. Subsequently, on January 31, 2022, the Company has successfully completed and received its remaining portion of crowdfunding fundraising exercise on the Malaysia licensed Equity Crowdfunding (“ECF”) platform.

The “ICPS” were issued on the following term and condition:

(a) Issue

The “ICPS” shall be irredeemable convertible preference shares and each “ICPS” confers on the “ICPS” Holder for the rights, privileges and restriction set out in Term Sheet.

(b) Ranking of the “ICPS”

The “ICPS” will upon allotment and issue, rank equally amongst themselves, and will rank ahead in priority to the holders of the ordinary shares and all other classes of shares (if any) in the Company, in respect of payment out of the assets of the Company upon any liquidation, dissolution or winding up of the Company, provided always that the Board approves such payment out of the assets of the Company on this basis and further affirms the priority of payment to the “ICPS” Holder.

The “ICPS” will rank subordinated to all the Company’s creditors in respect of payment of debt and payments out of assets of the Company upon liquidation, dissolution, or winding up of the Company.

Notwithstanding anything to the contrary herein, the Board shall not issue any preference shares (other than additional “ICPS”) which rank equally with or in priority to, the “ICPS” unless the issue of such securities has first been approved by the “ICPS” Holders by way of an ordinary resolution of such holders.

(c) Conversion

(i) Entitlement to Convert

Upon expiration of the Tenure of the “ICPS” but not later than six months from the expiry date, the ICPS Holders shall have the rights to convert the “ICPS” to ordinary shares on the following mechanism:

●	Company successfully listed on United States capital markets via Initial Public Offering (IPO) exercise on or before expiration of the Tenure.

●	Company fail to list on United States capital markets via Initial Public Offering (IPO) after the expiration of the Tenure.

In the event the Company do not receive the conversion notice within six months from the last day of the Tenure, the Board of the Company may base on the request of the “ICPS” Holders have the discretion to extend the Tenure of the “ICPS” perpetually with the exact same terms as stated in Term Sheet and the Constitution of the Company.

F-14

(ii) Conversion Ratio

The conversion ratio is fixed as follow:

●	each one “ICPS” shall be converted to one ordinary share in the Company which shall be valued at the Subscription Price per share and shall be swapped with ordinary shares in the Company at a number of value equivalent to one time the “ICPS” issue price.

The conversion ratio will be subject to any necessary adjustments from time to time, at the determination of the Board, in the event of any alteration to the Company’s share capital, whether by way of rights issue, capitalisation issue, consolidation of shares, subdivision of shares or reduction of capital howsoever being effected, in accordance with the provisions of the Constitution of the Company. The Company will give notice in writing to the “ICPS” holders of its intention to make such adjustments to the conversion ratio.

If the conversion results in a fractional entitlement to new ordinary shares, such fractional entitlement will be disregarded and no refund or credit, whether in the form of “ICPS”, cash or otherwise, will be given in respect of the disregarded fractional entitlement.

(D) Private Offerings and Share Subscriptions Received in Advance

On June 17, 2025, Angkasa-X Holdings Corp. (the “Company,” “we,” or “us”) consummated private offerings for Ordinary Shares with certain investors as follows. Each of these investors entered into a subscription agreement for a certain number of ordinary shares, par value $0.0001 per share (“Ordinary Shares”), at a price per share as set forth below. We believe that these private offerings were exempt from registration under the Securities Act of 1933, as amended (“Securities Act”), pursuant to Regulation 506(b) of Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of securities. Pursuant to these private offerings, the Company received aggregate gross proceeds of $870,655 for the issuance of an aggregate of 953,988 Ordinary Shares.

i.	On September 12, 2023, the Company entered into subscription agreements with certain investors and received gross proceeds of $54,443 in respect of two private offerings of a total of 54,443 Ordinary Shares at $1.00 per share.
ii.	On October 16, 2023, the Company entered into a subscription agreement with an investor and received gross proceeds of $50,000 in respect of a private offering of 33,333 Ordinary Shares at $1.50 per share.
iii.	On April 15, 2024, the Company entered into a subscription agreement and received gross proceeds of $21,505 in respect of a private offering pursuant to which an investor subscribed for a total of 21,505 Ordinary Shares at $1.00 per share.
iv.	On April 24, 2024, the Company entered into a subscription agreement and received gross proceeds of $99,992 in respect of a private offering pursuant to which an investor subscribed for a total of 99,992 Ordinary Shares at $1.00 per share.
v.	On April 25, 2024, the Company entered into a subscription agreement and received gross proceeds of $10,000 in respect of a private offering pursuant to which an investor subscribed for a total of 10,000 Ordinary Shares at $1.00 per share.
vi.	On May 2, 2024, the Company entered into a subscription agreement and received gross proceeds of $100,000 in respect of a private offering pursuant to which an investor subscribed for a total of 200,000 Ordinary Shares at $0.50 per share.
vii.	On May 28, 2024, the Company entered into a subscription agreement and received gross proceeds of $25,000 in respect of a private offering pursuant to which an investor subscribed for a total of 25,000 Ordinary Shares at $1.00 per share.
viii.	On May 29, 2024, the Company entered into a subscription agreement and received gross proceeds of $10,000 in respect of a private offering pursuant to which an investor subscribed for a total of 10,000 Ordinary Shares at $1.00 per share.
ix.	On June 6, 2024, the Company entered into a subscription agreement and received gross proceeds of $50,000 in respect of a private offering pursuant to which an investor subscribed for a total of 50,000 Ordinary Shares at $1.00 per share.
x.	On July 16, 2024, the Company entered into subscription agreement and received gross proceeds of $106,382 in respect of a private offering pursuant to which an investor subscribed for a total of 106,382 Ordinary Shares at $1.00 per share.
xi.	On August 14, 2024, the Company entered into subscription agreement and received gross proceeds of $111,111 in respect of a private offering, pursuant to which an investor subscribed for a total of 111,111 Ordinary Shares at $1.00 per share.
xii.	On December 31, 2024, the Company entered into a subscription agreement with an investor in respect to a private offering of a total of 10,000 Ordinary Shares at $1.00 per share. We received gross proceeds of $10,000 from the sale of these shares on January 6, 2025.
xiii.	On February 11, 2025, the Company entered into a subscription agreement with an investor, pursuant to which an investor subscribed for a total of 111,111 Ordinary Shares at $1.00 per share. On February 12, 2025, the Company received gross proceeds of $111,111 in respect to this private offering.
xiv.	On April 3, 2025, the Company entered into a subscription agreement with the same investor, pursuant to which this investor subscribed for a total of 111,111 Ordinary Shares at $1.00 per share. On April 11, 2025, the Company received gross proceeds of $111,111 in respect of this private offering.

As of June 30, 2025, the Company had received subscriptions for Ordinary Shares from certain investors pursuant to private offerings, as detailed below. The Ordinary Shares had not yet been allotted or issued to the investors, nor had their names been entered into the Register of Members.

i.	On April 3, 2025, the Company entered into subscription agreements with an investor in respect of a private offering of a total of 222,222 Ordinary Shares at $1.00 per share. Of this amount, proceeds for 111,111 Ordinary Shares were received on May 22, 2025 and the remaining 111,111 Ordinary Shares were received on June 20, 2025.
ii.	On May 16, 2025, the Company entered into a share subscription agreement with See Unicorn Ventures Limited, a Company’s shareholder, pursuant to which the Company agreed to issue 807,000 Ordinary Shares at $0.50 per share in exchange for the capitalization of loan in the amount of $403,500 owed to See Unicorn Ventures Limited. No cash proceeds were received by the Company in connection with this transaction, and the issuance was undertaken as a debt-to-equity conversion to strengthen the Company’s capital structure.

F-15

Note 13 – Income Taxes

The Company conducts its major businesses in Malaysia and is subject to tax in this jurisdiction. During the six months ended June 30, 2025 and 2024, all taxable income of the Company is generated in Malaysia.

The loss before income taxes of the Company for the six months ended June 30, 2025 and 2024 were comprised of the following:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	(Unaudited)	(Unaudited)
Tax jurisdictions from:
Local:
- British Virgin Islands (non-taxable jurisdiction)	$(173,734)	$(99,690)
Foreign, representing:
- Labuan, Malaysia (non-taxable jurisdiction)	$(2,560)	$(6,713)
- Malaysia	$(482,816)	$(400,706)
Loss before income taxes	$(659,110)	$(507,109)

The following table summarizes a reconciliation of the Company’s statutory income tax rate to the Company’s effective tax rate as a percentage of income from continuing operations before taxes:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	(Unaudited)	(Unaudited)
Statutory income tax rate	24.0%	24.0%
Effect of foreign tax rate difference	-%	-%
Change in valuation allowance	(24.0)%	(24.0)%
Others	-%	-%
Effective tax rate	0.0%	0.0%

The following table summarizes a reconciliation of the Company’s income taxes expenses:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	(Unaudited)	(Unaudited)
Computed expected tax benefit	$115,876	$96,169
Effect of foreign tax rate difference	$-	$-
Change in valuation allowance	$(115,876)	$(96,169)
Others	$-	$-
Income tax expense	$-	$-

The following table sets forth the significant components of the aggregate deferred tax assets of the Company:

	For the six months ended June 30, 2025		For the six months ended June 30, 2024
		(Unaudited)		(Unaudited)
Deferred tax assets:	$		$

Net operating losses carry forwards
- British Virgin Islands		$-		$-
- Labuan, Malaysia		$-		$-
- Malaysia		$894,788		$613,768
Unabsorbed capital allowances		$156,246		$106,539
Total deferred tax assets		$1,051,034		$720,307
Less: valuation allowance		$(1,051,034)		$(720,307)
Deferred tax assets, net of valuation allowance		$-		$-

The Company’s effective tax rate for the periods presented differs from the statutory income tax rate primarily due to operating losses incurred in Malaysia and the fact that certain entities operate in jurisdictions that do not impose income tax, as follows:

F-16

British Virgin Islands

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the British Virgin Islands. The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the British Virgin Islands. Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to British Virgin Islands income or corporation tax. No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Malaysia

Under the Malaysian tax regulatory system, companies incorporated or operating in Malaysia that are wholly or partially owned by foreign entities are generally subject to the standard corporate income tax rate of 24% on their chargeable income, unless they qualify for preferential tax treatment under specific incentives or thresholds. As the Company holds and controls subsidiaries incorporated and operating in Malaysia, these subsidiaries are subject to Malaysian corporate tax laws and are taxed at the prevailing corporate tax rate of 24% on their assessable income for the relevant year of assessment.

Deferred tax assets have not been recognized because it is not more likely than not that the Company will generate sufficient future taxable income to realize the benefits of those assets. The realization of deferred tax assets is dependent upon the generation of future taxable income. While management believes that future taxable income may be generated through the growth of the Company’s satellite-as-a-service and related businesses, sufficient objective evidence does not currently exist to support recognition of deferred tax assets. Management will continue to reassess the realizability of deferred tax assets at each reporting date.

As of June 30, 2025, the operations in Malaysia incurred approximately $3,728,283 of accumulated net operating losses which can be carried forward to offset future taxable income. The accumulated net operating losses can be carried forward for seven years. In addition, as of June 30, 2025, the Company had approximately $651,024 of unabsorbed capital allowances, which may be carried forward indefinitely to offset future taxable income, subject to compliance with applicable Malaysian tax laws. No deferred tax assets related to these net operating losses or unabsorbed capital allowances have been recognized due to the uncertainty regarding their realization.

The Company did not make any income tax payments during the six months ended June 30, 2025 and 2024.

Labuan, Malaysia

Labuan was established as an international offshore financial center in 1990 with its own specific laws and regulations designed to attract foreign investment and promote financial services. Under the current laws of Labuan, Company’s subsidiary operating in Labuan, Malaysia is governed under the Labuan Business Activity Tax Act 1990. Labuan offers a low fixed tax rate of 3% for a Labuan incorporated company carrying a Labuan trading activity while the profit of a Labuan incorporated company carrying a Labuan non-trading activity for the tax assessment year shall not be charged to tax under Labuan Business Activity Tax Act 1990, effectively resulting in a 0% tax rate. Labuan trading activity includes banking, insurance, trading, management, licensing, shipping operations or any other activity which is not a Labuan non-trading activity while Labuan non-trading activity is defined as an activity relating to the holding of investments in securities, stock, shares, loans, deposits or any other properties situated in Labuan by a Labuan incorporated company. For a Labuan incorporated company which fails to meet the substantial activity requirements issued in a circular on April 29, 2020, the tax charge for such company is based on 24% of net audited profit. As the Company’s subsidiary incorporated under the Labuan laws operates as an investment holding company and carries on a Labuan non-trading activity, the Company is not subject to tax under the Labuan Business Activity Tax Act 1990.

F-17

Note 14 - Loss Per Share

Basic loss per share is computed using the weighted average number of shares outstanding. Diluted loss per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to potentially diluted securities. There were no potential diluted securities outstanding for each of the periods presented. The following table sets forth the computation of basic and diluted loss per share:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	(Unaudited)	(Unaudited)
Numerator:
Net loss	$(659,110)	$(507,109)
Denominator:
Weighted-average shares outstanding-Basic and diluted	229,953,989	229,000,001
Loss per share
-Basic and diluted	$(0.0029)	$(0.0022)

Note 15 – Segment Information

ASC 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about services categories, business segments and major customers in financial statements. In accordance with the “Segment Reporting” Topic of the ASC, the Company’s chief operating decision maker has been identified as the Chief Executive Officer and Chief Operating Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to similar customer base and similarities in economic characteristics: nature of services; and procurement and distribution processes.

a) By Business Unit:

In 2024 and 2025, the Company has five reportable segments based on its business units: Satellite Earth Observation, Satellite Ground Station Turnkey Services, Research & Development Center, Startup In Development and Holding Company.

i) Satellite Earth Observation

	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Change	% Change
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$2,284	$21,156	$(18,872)	(89.2)%
Cost of revenues	$(1,182)	$-	$(1,182)	-%
Other Income	$-	$-	$-	-%
Administrative expenses	$(154,900)	$(159,369)	$4,469	2.8%
Other expenses	$(1,830)	$(1,619)	$(211)	(13.0)%
Net loss before taxation	$(155,628)	$(139,832)	$(15,796)	(11.3)%

F-18

ii) Satellite Ground Station Turnkey Services

	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Change	% Change
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$38,276	$33,257	$5,019	15.1%
Cost of revenues	$(10,356)	$(1,888)	$(8,468)	(448.5)%
Other Income	$6	$204	$(198)	(97.1)%
Administrative expenses	$(55,993)	$(39,037)	$(16,956)	(43.4)%
Other expenses	$(3,574)	$(5,490)	$1,916	34.9%
Net loss before taxation	$(31,641)	$(12,954)	$(18,687)	(144.3)%

iii) Research & Development Center

	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Change	% Change
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$-	$-	$-	-%
Cost of revenues	$-	$-	$-	-%
Other Income	$84	$105,779	$(105,695)	(99.9)%
Administrative expenses	$(191,588)	$(206,022)	$14,434	7.0%
Other expenses	$(153,756)	$(136,818)	$(16,938)	(12.4)%
Net loss before taxation	$(345,260)	$(237,061)	$(108,199)	(45.6)%

iv) Startup In Development

	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Change	% Change
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$-	$-	$-	-%
Cost of revenues	$-	$-	$-	-%
Other Income	$-	$-	$-	-%
Administrative expenses	$(613)	$(622)	$9	1.4%
Other expenses	$(34)	$-	$(34)	-%
Net loss before taxation	$(647)	$(622)	$(25)	(4.0)%

F-19

v) Holding Company

	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Change	% Change
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$-	$-	$-	-%
Cost of revenues	$-	$-	$-	-%
Other Income	$49,474	$-	$49,474	-%
Administrative expenses	$(175,268)	$(103,664)	$(71,604)	(69.1)%
Other expenses	$(140)	$(12,976)	$12,836	98.9%
Net loss before taxation	$(125,934)	$(116,640)	$(9,294)	(8.0)%

Total of five reportable segments:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Change	% Change
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$40,560	$54,413	$(13,853)	(25.5)%
Cost of revenues	$(11,538)	$(1,888)	$(9,650)	(511.1)%
Other Income	$49,564	$105,983	$(56,419)	(53.2)%
Administrative expenses	$(578,362)	$(508,714)	$(69,648)	(13.7)%
Other expenses	$(159,334)	$(156,903)	$(2,431)	(1.5)%
Net loss before taxation	$(659,110)	$(507,109)	$(152,001)	(30.0)%

b) By Geography:

	For the six months period ended June 30, 2025
	BVI	Malaysia	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$-	$40,560	$40,560
Cost of revenues	$-	$(11,538)	$(11,538)
Other Income	$(889)	$50,453	$49,564
Administrative expenses	$(172,832)	$(405,530)	$(578,362)
Other expenses	$(13)	$(159,321)	$(159,334)
Net loss before taxation	$(173,734)	$(485,376)	$(659,110)

Total assets	$49,680	$1,598,652	$1,648,332
Total liabilities	$1,330,373	$3,314,524	$4,644,897

	For the six months period ended June 30, 2024
	BVI	Malaysia	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$-	$54,413	$54,413
Cost of revenues	$-	$(1,888)	$(1,888)
Other Income	$-	$105,983	$105,983
Administrative expenses	$(97,135)	$(411,579)	$(508,714)
Other expenses	$(2,555)	$(154,348)	$(156,903)
Net loss before taxation	$(99,690)	$(407,419)	$(507,109)

Total assets	$(310)	$1,954,088	$1,953,778
Total liabilities	$1,486,635	$2,808,990	$4,295,625

*Revenues and costs are attributed to countries based on the location of customers.

F-20

Note 16 – Concentration of Risk

a)	Major Customers

For the six months period ended June 30, 2024, the Company generated total net revenue of $54,413, of which two customers accounted for 52.5% and 38.9% of our total revenue, amounting to $28,560 and $21,156, respectively.

For the six months period ended June 30, 2025, the Company generated total net revenue of $40,560, of which two customers accounted for 49.8% and 27.2% of our total revenue, amounting to $20,176 and $11,049, respectively.

	For the six months period ended June 30 (Unaudited)
	2025	2024	2025	2024	2025	2024
	Revenue	Revenue	% of Revenue	% of Revenue	Account receivables	Account receivables
Customer A	$20,176	$28,560	49.8%	52.5%	$-	$17,608
Customer B	$5,918	$4,697	14.6%	8.6%	$-	$-
Customer C	$-	$-	-%	-%	$-	$739
Customer D	$2,284	$21,156	5.6%	38.9%	$-	$-
Customer E	$11,049	$-	27.2%	-%	$-	$-
Customer F	$1,133	$-	2.8%	-%	$-	$-
Total	$40,560	$54,413	100.0%	100.0%	$-	$18,347

b)	Major Vendors

For the six months period ended June 30, 2024, the Company incurred cost of revenue of $1,888, of which there were three suppliers who accounted for more than 10% of the Company’s purchases.

For the six months period ended June 30, 2025, the Company incurred cost of revenue of $11,538, of which there were four suppliers who accounted for more than 10% of the Company’s purchases.

	For the six months period ended June 30 (Unaudited)
	2025	2024	2025	2024	2025	2024
	Cost of Revenue	Cost of Revenue	% of Cost of Revenue	% of Cost of Revenue	Account payables	Account payables
Vendor A	$-	$719	-%	38.1%	$-	$-
Vendor B	$50	$94	0.4%	5.0%	$-	$-
Vendor C	$-	$53	-%	2.8%	$-	$-
Vendor D	$-	$514	-%	27.2%	$-	$-
Vendor E	$-	$95	-%	5.0%	$-	$-
Vendor F	$-	$413	-%	21.9%	$-	$-
Vendor G	$343	$-	3.0%	-%	$-	$-
Vendor H	$2,398	$-	20.8%	-%	$-	$-
Vendor I	$1,090	$-	9.4%	-%	$-	$-
Vendor J	$1,519	$-	13.2%	-%	$-	$-
Vendor K	$2,741	$-	23.8%	-%	$-	$-
Vendor L	$1,028	$-	8.9%	-%	$-	$-
Vendor M	$171	$-	1.5%	-%	$-	$-
Vendor N	$1,285	$-	11.1%	-%	$-	$-
Vendor O	$913	$-	7.9%	-%	$-	$-
Total	$11,538	$1,888	100.0%	100.0%	$-	$-

F-21

c)	Credit Risk

Financial instruments that are potentially subject to credit risk consist principally of accounts receivable. The Company believes the concentration of credit risk in its account receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Risks are substantially mitigated as payments are progressive based on work completed.

Note 17 – Significant Events

There were no significant events to be disclosed as at the date of June 30, 2025.

Note 18 – Subsequent Events

The Company has evaluated subsequent events that occurred after June 30, 2025 up through the date of the Company issued unaudited interim consolidated financial statements in accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.

On July 23, 2025, AXI has entered into a tripartite agreement with Tech Unicorn Investment Limited (“TUIL”) and Pitch Nominees Sdn. Bhd. (“PitchIN”) in relation to the ICPS previously issued under AXI’s crowdfunding exercise. Pursuant to the agreement, TUIL agreed to acquire 1,747,558 ICPS held by PitchIN through a share swap, whereby TUIL transferred an equivalent number of common shares in Angkasa-X to PitchIN. As of the date of filing of this Form 6-K, the share swap transaction has not yet been completed. Upon completion of the share swap, the relevant agreements relating to the ICPS were terminated, except in respect of any ICPS not transferred under the arrangement, which remain subject to the existing agreements.

There was no other subsequent event that required recognition or disclosure.

F-22